                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                Amendment No. 4

                   Under the Securities Exchange Act of 1934

                         AMCAST INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   023395106
                                  -----------
                                (CUSIP Number)

                       Rick Miller or Eliot W. Robinson
                    Powell, Goldstein, Frazer & Murphy LLP
                      191 Peachtree Street, 16/th/ Floor
                            Atlanta, Georgia 30303
                              Tel: (404) 572-6600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 8, 2001
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
----------------------                                  ----------------------
CUSIP No. 023395106                                         Page 2 of 7 Pages
----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sligo Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [_]
                                                                       (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      wc
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                 667,900
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 667,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
               667,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               7.94%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
               OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
----------------------                                  ----------------------
CUSIP No. 023395106                                         Page 3 of 7 Pages
----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E. William Aylward, Manager of Sligo Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [_]
                                                                       (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                 667,900
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 667,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
               667,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               7.94%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
               IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No. 023395106                                            Page 4 of 7 Pages
------------------------------                    ------------------------------


     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and
                                            ---------------
supplements the Schedule 13D filed on November 13, 2000 (the "Schedule"),
                                                              --------
Amendment No. 1 to Schedule 13D filed November 20, 2000 ("Amendment No. 1"),
                                                          ---------------
Amendment No. 2 to Schedule 13D filed December 22, 2000 ("Amendment No. 2") and Amendment No. 3 to Schedule 13D filed March 30, 2001("Amendment No. 3") by Sligo Partners, LLC ("Sligo Partners" or the "Stockholder") and E. William Aylward
                --------------          -----------
(the "Manager" and collectively with the Stockholder, the "Reporting Persons")
      -------                                              -----------------
with respect to the Common Stock, no par value (the "Stock"), of Amcast
                                                     -----
Industrial Corporation (the "Company").  All capitalized terms used in this
                             -------
Amendment No. 4 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.

Item 4.        Purpose of Transaction.

     Item 4 is amended and restated in its entirety to read as follows:

     The Stockholder originally purchased 518,200 shares of the Stock to establish an initial investment position in the Company because it determined that the Stock may present significant opportunities for realization of value.

Based upon general market and economic conditions affecting the Company and the

Stock and its view of the prospects for the Company, the Stockholder purchased an additional 107,000 shares (1.28%) between the date which required the filing of the Schedule, which was filed on November 13, 2000, and the date which required the filing Amendment No. 1 which was filed on November 20, 2000.

     On November 15, 2000, representatives of Sligo Partners met with representatives of the Company to discuss the Company's preliminary fiscal 2000 financial results as set forth in its October 26, 2000 press release as well as the Company's ability to take advantage of both present and future opportunities based on the Company's disclosure that it had hired Lehman Brothers, Inc. to assist the Company in exploring strategic alternatives to maximize shareholder value.

     Based on the continued general market and economic conditions mentioned above the Stockholder purchased an additional 174,800 shares (2.08%) since the date which required the filing of Amendment No.1. Based on those same general and market conditions the Stockholder may purchase additional shares of the

                                 SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No. 023395106                                            Page 5 of 7 Pages
------------------------------                    ------------------------------

Stock or sell shares of the Stock from time to time in open market and/or private transactions that may or may not result in obtaining a control position in the Company.

     The Stockholder retained Brown, Gibbons, Lang & Company as its financial advisor to assist the Stockholder in evaluating the Company. The Stockholder and/or its representatives also met with potential funding sources in connection with evaluating a possible business combination involving the Company. The

Stockholder and/or its representatives spent a substantial amount of time and resources evaluating the Company including several meetings with Company representatives where the parties discussed the Company's desire to increase shareholder value.  Based on those meetings and the Company's indicated

willingness to take steps designed to improve the efficiency and profitability of the company, the Stockholder has terminated its current evaluation of a potential business combination with the Company but expects to continue to examine and evaluate the Company's performance and prospects and assess the various financial, economic and other factors impacting its investment in the

Company.

     Between May 22, 2001 and May 31, 2001 the Stockholder sold 132,100 shares

(1.57%) and is now the beneficial owner of 667,900 (7.94%) of the outstanding shares of the Company (based on information included in the Form 10-Q for the quarter ended March 4, 2001, filed by the Company on April 18, 2001, reporting that 8,416,484 shares of Stock were outstanding as of March 4, 2001).

     Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety to read as follows:

     (a)   The aggregate number and percentage of shares of Stock beneficially owned by the Stockholder is 667,900 (7.94%) (based on information included in the Form 10-Q for the

                                 SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No. 023395106                                            Page 6 of 7 Pages
------------------------------                    ------------------------------

           quarter ended March 4, 2001, filed by the Company on April 18, 2001,

           reporting that 8,416,484 shares of Stock were outstanding as of March

           4, 2001). To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 owns any shares of the

           Stock (other than shares of the Stock owned by the Stockholder of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3).


     (b)   The Stockholder, acting through the Manager, has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of the Stock beneficially owned by it.

     (c)   Except as set forth on Schedule 1 hereto, no transactions in shares of the Stock were effected during the past 60 days by the Reporting

           Persons.

     (d) - (e)     Not applicable.

                                 SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No. 947423 109                                           Page 7 of 7 Pages
------------------------------                    ------------------------------

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:  June 8, 2001


                                    SLIGO PARTNERS, LLC



                                    By: /s/ E. William Aylward
                                       --------------------------------------
                                    Name: E. William Aylward
                                    Its: Manager




                                     /s/ E. William Aylward
                                    --------------------------------------
                                    E. William Aylward

                                     /s/ Andrew A. Aylward
                                    --------------------------------------
                                    Andrew A. Aylward

                                     /s/ Richard J. Aylward
                                    --------------------------------------
                                    Richard J. Aylward

                                   SCHEDULE 1



Date           Number of Shares Sold  Price/Share
----           ---------------------  -----------



05/22/01               24,500            8.96
05/22/01                7,300            8.96
05/23/01               25,000            8.95
05/24/01                  300            8.95
05/31/01               16,700            8.95
05/31/01               33,300            8.95
05/31/01                5,000            8.95
05/31/01                  500            8.95
05/31/01                5,000            8.95
05/31/01               14,500            8.95
TOTAL                 132,100
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